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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*

                              IONA Technologies PLC
                         ------------------------------
                                (Name of Issuer)

                    American Depository Receipts representing
                      Ordinary Shares, (E)0.0025 par value
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   46206P 10 9
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d - 1(b)
                               [ ] Rule 13d - 1(c)
                               [X] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 5 pages
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CUSIP NO. 46206P 10 9                 13G                            PAGE 2 OF 5
---------------------                                                -----------


--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dr. Christopher J. Horn
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a) [ ]
               (b) [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Ireland
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                          2,341,614 Ordinary Shares
      NUMBER OF     ------------------------------------------------------------
       SHARES        6    SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            -0- Ordinary Shares
        EACH        ------------------------------------------------------------
     REPORTING       7    SOLE DISPOSITIVE POWER
       PERSON
        WITH              2,341,614 Ordinary Shares
                    ------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          -0- Ordinary Shares
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,341,614  Ordinary Shares
--------------------------------------------------------------------------------
 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------
 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       6.7%
--------------------------------------------------------------------------------
 12    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------



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---------------------                                                -----------
CUSIP NO. 46206P 10 9                 13G                            PAGE 3 OF 5
---------------------                                                -----------

ITEM 1(a).      NAME OF ISSUER:

                IONA Technologies PLC (the "Company")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                The IONA Building
                Shelbourne Road, Ballsbridge
                Dublin 4, Ireland

ITEM 2(a).      NAME OF PERSON FILING:

                Dr. Christopher J. Horn

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                c/o IONA Technologies PLC
                The IONA Building
                Shelbourne Road, Ballsbridge
                Dublin 4, Ireland

ITEM 2(c).      CITIZENSHIP:

                United Kingdom

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                American Depositary Receipts representing Ordinary Shares,
                (E)0.0025 par value per share ("Ordinary Shares")

ITEM 2(e).      CUSIP NUMBER

                46206P 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), 13d-2(b), OR (c) CHECK WHETHER THE PERSON FILING IS A:

                Not Applicable.

ITEM 4.         OWNERSHIP:

                (a)     Amount Beneficially Owned:

                        Dr. Horn may be deemed to own beneficially 2,341,614 Ordinary Shares as of December 31, 2005, including options to purchase 3,200 Ordinary Shares exercisable within sixty days of December 31, 2005.


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CUSIP NO. 46206P 10 9                 13G                            PAGE 4 OF 5
---------------------                                                -----------

                (b)     Percent of Class:

                        6.7% (based on 35,087,245 Ordinary Shares reported by the Company as outstanding as of December 31, 2005 as adjusted pursuant to Rule 13d-3(d)(1)).

                (c)     Number of Shares as to which the person has:

                        (i)     sole power to vote or to direct the vote:
                                2,341,614 Ordinary Shares.

                        (ii) shared power to vote or to direct the vote: -0-Ordinary Shares.

                        (iii) sole power to dispose or to direct the disposition of: 2,341,614 Ordinary Shares.

                        (iv) shared power to dispose or to direct the disposition of: -0- Ordinary Shares.

ITEM (5).       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                Not Applicable.

ITEM (6).       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not Applicable.

ITEM (7).       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY OR CONTROL PERSON:

                Not Applicable.

ITEM (8).       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable.

ITEM (9).       NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable.

ITEM (10).      CERTIFICATION:

                Not Applicable.





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CUSIP NO. 46206P 10 9                 13G                            PAGE 5 OF 5
---------------------                                                -----------


                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 12, 2006



                                                /s/ Christopher J. Horn
                                                ---------------------------
                                                Christopher J. Horn/
                                                Vice-Chairman